United States securities and exchange commission logo





                             January 12, 2023

       Brandon Torres Declet
       Chief Executive Officer
       Unusual Machines, Inc.
       151 Calle De San Francisco
       Ste 200 PMB 2106
       San Juan, Puerto Rico 00901-1607

                                                        Re: Unusual Machines,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
14, 2022
                                                            CIK No. 0001956955

       Dear Brandon Torres Declet:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted December 14, 2022

       General

   1. Please explain why Fat Shark Holdings, Ltd. and Rotor Riot LLC are not identified as co-
                                                        issuers on the
registration statement. Refer to Securities Act Rule 140.
   2. If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to
identify the principal factors contributing to the inflationary pressures the company
has experienced and clarify the resulting impact to the company.
                                                        Please also revise to
identify actions planned or taken, if any, to mitigate inflationary pressures.
 Brandon Torres Declet
FirstName  LastNameBrandon Torres Declet
Unusual Machines, Inc.
Comapany
January 12,NameUnusual
            2023       Machines, Inc.
January
Page 2 12, 2023 Page 2
FirstName LastName
3. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in
         light of Russia   s invasion of Ukraine. For example, discuss whether
you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine and/or related
         geopolitical tension or have sought, made or announced plans to
de-globalize    your
         supply chain.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
Cover Page

4. We note that you are attempting to register the resale on behalf of the selling stockholder of 625,000 shares of common stock issuable upon conversion of a Senior Note. Please be advised that we believe it is premature to register for resale shares of your common stock issuable upon conversion of the Senior Note that is not yet outstanding. Accordingly, please amend your registration statement to remove from registration the resale of any shares of common stock that are issuable upon conversion of the Senior Note that is not yet outstanding. Alternatively, provide us with your analysis as to why it is appropriate to register the resale of common stock issuable upon conversion of the Senior Note that is not yet outstanding.
5. Please disclose the percentage of shares of common stock of the registrant that Mr.
         Thompson will own after the offering.
6. We note the disclosure on the cover page that the conversion price of the Senior Note is the lower of $4.00 and the per-share offering price in this offering and the disclosure on page 40 that the Senior Note and Series A Convertible Preferred Stock will include anti-
         dilution protection in the case of issuances by us at a price lower than the then applicable conversion price for so long as the Senior Note or Series A remains outstanding under which the conversion price will be reduced to such lower price as the Company shall issue
         or agree to issue any of its securities.    Please ensure that you
disclose in the appropriate
         sections, such as the Risk Factors and the Description of Securities sections, the number of shares issuable upon conversion of the Senior Note and the Series A based on a reasonable range of prices.
7. Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your
 Brandon Torres Declet
FirstName  LastNameBrandon Torres Declet
Unusual Machines, Inc.
Comapany
January 12,NameUnusual
            2023       Machines, Inc.
January
Page 3 12, 2023 Page 3
FirstName LastName
         underwriting agreement.
8. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.
Cautionary Statement Regarding Forward-Looking Statements, page 1

9. We note the reference to the Private Securities Litigation Reform Act of 1995. Please
         remove the reference since it does not apply to initial public offerings.
Industry and Market Data, page 1

10. Please tell us whether you commissioned any of the data used in your registration statement.
Prospectus Summary, page 2

11. Please revise the summary to highlight the disclosure on page 53 that the reports from your independent registered public accounting firm contain an explanatory paragraph regarding your ability to continue as a going concern. Also, expand the Risk Factors
         Summary section beginning on page 4 and the Risk Factors section beginning on page 8 to highlight the report contains an explanatory paragraph regarding your ability to continue as a going concern.
Risk Factors, page 8

12. We note the disclosure in the last column on page F-3 of the amount of goodwill and intangibles compared to total assets as of April 30, 2022. Please include a risk factor to highlight the risks related to goodwill and intangible assets, such as writedowns.
13. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Rising threats of international tariffs, page 26

14. We note your disclosure in this risk factor that you are heavily dependent on Chinese
 Brandon Torres Declet
FirstName  LastNameBrandon Torres Declet
Unusual Machines, Inc.
Comapany
January 12,NameUnusual
            2023       Machines, Inc.
January
Page 4 12, 2023 Page 4
FirstName LastName
         imports for your products and operations, such as "a substantial
majority of Rotor Riot   s
         products are manufactured, directly and indirectly, using Chinese vendors" and "Fat
         Shark   s principal contract manufacturer is located in China." Please revise your
         disclosure throughout the filing to address, to the extent applicable, the comments set forth in the sample letter to China-based companies available on our website.
We and our investors face the implications of our status, page 32

15. Please disclose whether your company elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to
         Section 13(a) of the Exchange Act.
Use of Proceeds, page 34

16. We note the disclosure in this section that you intend to use proceeds for working capital and general corporate purposes. If you intend to use proceeds for related parties, then please identify the related party and the amount owed to the related party. For example, we note the disclosure in the last sentence on page 65 that "Since January 1, 2020, Fat
         Shark has paid or accrued a total of $12,261,440 in purchase orders" to a related party.
Determination of Offering Price, page 37

17. Please revise the disclosure in this section to clearly describe the specific factors considered in determining the offering price.
Suppliers, page 45

18. Please revise the disclosure in this section to clarify whether you have written agreement
         Shenzhen Fat Shark Technology Ltd. and disclose, if applicable, the material terms of the agreement. In addition, file the agreement as an exhibit. Management's Discussion and Analysis, page 51

19. Please revise to discuss the financial conditions and results of operations of Unusual
         Machines, Inc., Fat Shark Holdings Ltd and Rotor Riot LLC separately for the periods covered in this registration statement based on the guidance in Item 303 of Regulation S-
         K.
Management and Board of Directors, page 55

20. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that lead to the conclusion that the person should serve as a director for the company. For guidance, see Item 401(e)(1) of Regulation S-K.
Executive and Director Compensation, page 61

21. Please update your executive compensation disclosure to reflect the most recently completed fiscal year.
 Brandon Torres Declet
FirstName  LastNameBrandon Torres Declet
Unusual Machines, Inc.
Comapany
January 12,NameUnusual
            2023       Machines, Inc.
January
Page 5 12, 2023 Page 5
FirstName LastName
Related Party Transactions, page 65

22. Please disclose the principle followed in determining the amount at which the assets of
         Red Cat were acquired by the registrant disclose the identity of the persons making the determination and their relationship with the registrant. Also, state the cost to Red Cat to acquire the assets.
23. Please expand the disclosure in the third paragraph of this section to disclose the amount currently owed to the related party.
Principal Stockholders, page 66

24. Please tell us why you refer in the third paragraph of this section to "if the Primary
         Offering is fully subscribed" given the disclosure on the cover page and elsewhere to a primary offering "on a firm commitment basis."
25. Please expand this section or another appropriate section to describe the material transactions which have resulted in Mr. Thompson owning approximately 33% of your common stock.
26. Please ensure that the beneficial ownership in this table matches the disclosure of beneficial ownership in the Selling Stockholder table. In this regard, we note that the beneficial ownership on page 66 of Mr. Thompson and on page 74 of Red Cat Holdings do not match.
Underwriting, page 69

27. Please file as exhibits the lock-up agreements mentioned on page 71. The Selling Stockholder, page 74

28.      We note the reference to    (1)(2)(3)    in the second column of the
table on page 74.
         However, there do not appear to be any footnotes to the table. Please advise or revise accordingly.
Where you can find more information, page 78

29. Please clarify the disclosure in the first and last sentences of the second paragraph in this section. For example, the reference to "We are subject to the informational requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC" is unclear. Also, tell us whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to register a class of securities, please include a risk factor in the Risk Factors section:

             to disclose the risks related to termination of periodic disclosure due to the automatic reporting suspension under Section 15(d) of the Exchange Act; and
             explain the effect of the inapplicability of the proxy rules and
Section 16 of the
         Exchange Act.
 Brandon Torres Declet
FirstName  LastNameBrandon Torres Declet
Unusual Machines, Inc.
Comapany
January 12,NameUnusual
            2023       Machines, Inc.
January
Page 6 12, 2023 Page 6
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

30. Please note that the registrant's most recent audited financial statements period is
         December 31, 2021, and the most recent interim period is September 30, 2022, in this registration statement. Please revise to present the periods of the Unaudited Pro Forma
         Condensed Combined Financial Statements under Rule 11-01(a) of Regulation S-X.
         Furthermore, revise to present the financial statements of the two acquired companies to conform to the registrant's reporting periods. In a separate footnote, disclose the financial statements as of October 31, 2022 of the two acquired companies by subtracting the information for October 2022 and adding the information between January 1 and April 30,
         2022.
31.      Please provide management's basis for their accounting for the Share
Purchase
         Agreement. Please ensure the analysis addresses the common ownership between the entities involved.
Notes to Unaudited ProForma Condensed Combined Financial Statements
Note 5 - Related Party Transactions, page F-9

32. Please tell us why management believes it is appropriate to present the revenue and costs of goods sold between the combined entities on a gross basis and not eliminated through the pro forma adjustments.
Notes to Financial Statements
Common Stock, page F-16

33. We note that your company issued 632,500 shares of common stock for the proceeds of
         $549,900 for the nine-month period that ended September 30, 2022, which equals $0.86 per share. Please tell us the estimated Initial Public Offering price range. To the extent
         there is a significant difference between your company   s common
stock issuance prices
         during the past twelve months and the estimated Initial Public Offering price. Please discuss each significant factor contributing to the difference for us. Report of Independent Registered Public Accounting Firm, page F-24

34. Please have your auditor revise the Going Concern paragraph to comply with PCAOB AS
         2415.13, if true. This comment applies to the report for Rotor Riot, LLC, shown on page
         F-35.
Recent Sales of Unregistered Securities, page II-2

35. Please update the information in this section. For example, we note the information in this section only refers to transactions in 2021. However, you refer on page F-12 to the issuance of 632,500 shares of common stock during the nine months ended September 30,
         2022.
 Brandon Torres Declet
Unusual Machines, Inc.
January 12, 2023
Page 7
Exhibits

36. Please tell us why you have included the "++" at the bottom of page II-3. You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or
Kevin Woody,
Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameBrandon Torres Declet
                                                           Division of
Corporation Finance
Comapany NameUnusual Machines, Inc.
                                                           Office of
Manufacturing
January 12, 2023 Page 7
cc:       Michael D. Harris, Esq.
FirstName LastName